                                                  --------------------------
                                                        OMB APPROVAL
                                                  --------------------------
                                                  OMB Number:      3235-0145
                                                  Expires:  October 31, 1997
                                                  Estimated average
                                                  burden hours
                                                  per response.......  14.90
                                                  --------------------------


                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.     2     ) *
                                        -----------


                         COVER-ALL TECHNOLOGIES, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                            COMMON, $0.01 PAR VALUE
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    934467 10 1
        -----------------------------------------------------------------
                                 (CUSIP Number)

                    ALAN J. PERKINS, GARDERE & WYNNE, L.L.P.
        -----------------------------------------------------------------
        1601 ELM STREET, SUITE 3000, DALLAS, TEXAS  75201  (214) 999-3000
        -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                MARCH 14, 1997
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  8  Pages
                                        ---

CUSIP No. 934467 10 1                 13D                 Page  2  of  8  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Software Investments Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     British Virgin Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               4,264,296
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  4,264,296
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     4,264,296
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     25.15%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 934467 10 1                 13D                 Page  3  of  8  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Care Corporation Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                   / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     British Virgin Islands
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               2,500,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  2,500,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     2,500,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     15.15%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D dated as of April 3, 1996 (the "Statement"), and as amended by Amendment No. 1 to the Statement dated as of April 30, 1996, is being filed to reflect the change in form of beneficial ownership of certain shares of Common Stock, $0.01 par value (the "Common Stock"), of Cover-All Technologies, Inc., a Delaware corporation formerly known as Warner Insurance Services, Inc. (the "Company"), owned by Software Investments Limited ("SIL") and Care Corporation Limited ("Care").

ITEM 2.  IDENTITY AND BACKGROUND.

     (a), (b) and (c):   The following sets forth the information required by
                         Items 2(a), (b) and (c):

          1. Software Investments Limited, a British Virgin Islands corporation, is principally engaged in the investment business. SIL is owned by Software Trust, a Jersey Discretionary Settlement, the trustee of which is First Island Trustees Limited. The directors of SIL are Brian Lowcock, Mark D. Johnston, Colin Smartt, Clive Barton and Stephen Milsom. The business address of SIL is Abbott Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. The business address of Software Trust and First Island Trustees Limited is First Island House, Peter Street, St. Helier, Jersey, Channel Islands.

          2. Care Corporation Limited, a British Virgin Islands corporation ("Care"), is principally engaged in the investment business. A majority of the shares of equity stock of Care is owned by Care Trust, a Jersey Discretionary Settlement, the trustee of which is First Island Trustees Limited. The directors of Care are Brian Lowcock, Mark D. Johnston, Colin Smartt, Clive Barton and Stephen Milsom. The business address of Care is Abbott Building, P.O. Box 3186, Main Street, Road Town, Tortola, British Virgin Islands. The business address of Care Trust and First Island Trustees Limited is First Island House, Petter Street, St. Helier, Jersey, Channel Islands.

     (d) None of the directors or executive officers of SIL or Care has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the directors or executive officers of SIL or Care has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Brian Lowcock, Clive Barton and Stephen Milsom are citizens of the United Kingdom and residents of the British Channel Islands; Mark D. Johnston is a citizen of Australia and a resident of Monaco; and Colin Smartt is a citizen and resident of Australia. Neither SIL nor Care have separate executive officers.


                             Page 4 of 8 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     SIL owns of record and beneficially 3,817,420 shares of the Company's Common Stock. SIL purchased 1,412,758 shares of the Company's Common Stock at a price of $2.00 per share, or an aggregate purchase price of $2,825,516, pursuant to a Stock Purchase Agreement dated as of March 31, 1996, by and among the Company, SIL and Care ("Stock Purchase Agreement"). The closing of the transactions contemplated by the Stock Purchase Agreement was completed on April 3, 1996. In addition, pursuant to the exercise of the repurchase rights granted in the Stock Purchase Agreement SIL purchased 1,628,101 shares of the Company's Common Stock on April 30, 1996 at a price of $3.00 per share, or an aggregate purchase price of $4,884,303. Also on April 30, 1996, pursuant to a right granted in connection with the Stock Purchase Agreement SIL purchased warrants to purchase 776,562 shares of the Company's Common Stock at a price of $1.00 per warrant, or an aggregate purchase price of $776,562. On May 6, 1996 SIL exercised the warrants and purchased 776,562 shares of the Company's Common Stock at a price of $2.00 per share or an aggregate purchase price of $1,553,124. The funds used to acquire the Company's Common Stock came from available working capital and/or available cash on hand of SIL.

     See Item 5 below for a description of certain other shares of Common Stock deemed to be beneficially owned by SIL.

     Care owns of record and beneficially 2,500,000 shares of the Company's Common Stock, which were issued to Care pursuant to the Stock Purchase Agreement in exchange for an exclusive license to certain software owned by Care for use in Canada, Mexico, Central America and South America pursuant to an Exclusive Software License Agreement, dated as of March 31, 1996, by and between Care, the Company, and a wholly owned subsidiary of the Company ("Exclusive Software License Agreement").

ITEM 4.  PURPOSE OF TRANSACTION.

     SIL and Care are holding their shares of the Company's Common Stock for investment. SIL and Care have no present intentions to cause the Company to engage in any extraordinary transactions; to sell or transfer any of the Company's material assets or the assets of its subsidiary; to effect any material change in the Company's business, or corporate structure; to effect any change in the Company's capitalization, dividend policy, or certificate of incorporation; or to delist or terminate the registration of any securities of the Company; but reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

     Pursuant to Section 9.1 of the Stock Purchase Agreement, the Company shall take all necessary action to accomplish the following: (a) Mark Donald Johnston shall be elected as a Director of the Company in the class of 1996 as the designee of SIL and Care to the Company's Board of Directors (a "Care Designee"); (b) a Care Designee, which may be Mark Donald Johnston or a successor designated to the Company by SIL and Care, shall be included as one of the management nominees for Director of the Company at each meeting of the stockholders, beginning with the 1996 meeting of stockholders; (c) if the Care Designee is not elected at the 1996 annual meeting of stockholders or any subsequent annual meeting called for the purpose of reelecting or electing such class of Directors, the Company shall elect the Care Designee to its Board of Directors, and amend its By-Laws to create any vacancy if required, to serve for a period equal to the remainder of the term of such class of Directors; (d) if, at any time, any Care Designee shall decline or be unable to serve as a Director of the Company, another Care Designee shall be elected as a Director of the Company to fill the vacancy thus created. Each Care Designee shall have all voting and other rights provided to Directors of the Company generally. The Company shall be

                             Page 5 of 8 Pages
required to comply with this Section 9.1 for as long as SIL and Care collectively hold an aggregate of 20% or more of the issued and outstanding shares of the Company's Common Stock. Mark Donald Johnston was elected as a Director of the Company effective April 16, 1996.

     On March 14, 1997, the Company entered into a Convertible Note Purchase Agreement ("Note Purchase Agreement") with SIL, Atlantic Employers Insurance Company, a New Jersey corporation ("AEIC") and Roger D. Benson ("Benson" and, together with SIL and AEIC, the "Purchasers") pursuant to which each Purchaser invested $250,000.00, or an aggregate of $750,000.00, in the Company through the purchase of a 12.5% convertible Note ("Note") to provide the Company with interim financing while the Company negotiates for a minimum of $2,500,000.00 in permanent funds via a private placement. Each Note is convertible into fully paid and nonassessable shares of Common Stock, par value $0.01 per share. The principal and accrued interest on each Note shall be due and payable on the earlier to occur of (i) the closing of a permanent financing arrangement by the Company, and (ii) when declared due and payable by the holder or when the Note automatically becomes due and payable upon the occurrence of an event of default (the "Maturity Date"). On the Maturity Date and at the holder's option, the holder may elect to convert the Note into shares of Common Stock in lieu of the repayment by the Company of the principal and accrued interest. Unless the Note shall have been previously paid in full or converted, the Note shall be automatically converted on the close of business on May 31, 1997. The number of shares of Common Stock into which each Note will be converted shall be determined by dividing the aggregate principal amount and interest to be converted by the conversion price which shall initially be equal to $1.00. AEIC and Benson are not affiliates of SIL or Care.

     Pursuant to Section 5.1(h) of the Note Purchase Agreement, the Company's Board of Directors has elected Mark Donald Johnston as Chief Financial Officer of the Company. In addition, pursuant to the Note Purchase Agreement, the Company's Board of Directors has increased the number of directors from seven to eight, elected Messrs. Earl Gallegos and Brian McGowan as directors, and elected Mr. McGowan as Chief Executive Officer. Messrs. Gallegos and McGowan are not affiliates of SIL or Care.

     Pursuant to Section 7.1 of the Note Purchase Agreement, the Company agreed to exclusively negotiate with Tandem Capital, a wholly owned subsidiary of Sirron Capital Corporation ("Tandem"), with respect to Tandem's providing permanent financing until May 31, 1997. The Company will no longer be required to so exclusively negotiate with Tandem if, prior to May 31, 1997, Tandem withdraws from negotiating to provide permanent financing for the Company or the Company determines in its reasonable opinion that Tandem is no longer actively and in good faith negotiating to provide permanent financing for the Company.
If permanent financing arranged by Tandem closes on or prior to May 31, 1997, the Company has agreed to cause (a) Alfred J. Moccia, Pamela J. Newman, Peter R. Lasusa and Leonard Gubar to resign as directors of the Company; (b) Ian Meredith (an officer and director of an affiliate of Care), an individual selected by Tandem and an individual selected by the mutual agreement of the Purchasers (who shall not be affiliated with any of SIL or AEIC) to be named to replace the directors so resigning; and (c) the number of members constituting the Company's Board of Directors shall be reduced from eight to seven.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b): The following sets forth the information required by Items 5(a) and (b):

     SIL is the beneficial owner of 3,817,421 shares of the Company's Common Stock, presently exercisable warrants to purchase 196,875 shares of Common Stock and the right to convert the Note into 250,000 shares of Common Stock over which SIL has sole voting and dispositive power. The total

                             Page 6 of 8 Pages
number of shared of the Company's Common Stock beneficially owned by SIL is 4,264,296 shares, constituting 25.15% of the Company's Common Stock.

     Care is the beneficial owner of 2,500,000 shares of the Company's Common Stock, over which Care has sole voting and dispositive power. The 2,500,000 shares of Common Stock owned by Care constitute 15.15% of the issued and outstanding shares of Common Stock.

     (c) The only transactions in the Company's Common Stock effected by or for SIL and Care within the last 60 days are:

          1.  The following transactions were recorded by SIL:

                  The purchase of the Note on March 14,1997 which gives SIL the right to convert the Note into 250,000 shares of Common Stock for $250,000.00.

          2.  The following transactions were recorded by Care:

                  None.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A -    Note Purchase Agreement, dated as of March 14, 1997, by and between the Company, SIL, AEIC and Benson (incorporated by reference to Exhibit 99.2 to the Company's Report on Form
                    8-K dated March 14, 1997, and filed with the Commission on March 21, 1997).


















                             Page 7 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 14, 1997

                                            SOFTWARE INVESTMENTS LIMITED


                                            By:  /s/  MARK JOHNSTON
                                               ------------------------------
                                               Director


                                            CARE CORPORATION LIMITED


                                            By:  /s/  MARK JOHNSTON
                                               ------------------------------
                                               Director














                             Page 8 of 8 Pages